Exhibit 33.3

Management Assertion

Management of General Electric Capital Corporation (the “Company”) is responsible for assessing compliance with the servicing criteria set forth in Item 1122(d)(1)(ii) of Regulation AB of the Securities and Exchange Commission relating to the servicing of credit card asset-backed securities transactions issued by the GE Capital Credit Card Master Note Trust (the Platform) as of and for the twelve months ended December 31, 2006.  Management has determined that all other servicing criteria set forth in Item 1122(d) are not applicable to the Platform.

The Company’s management has assessed the effectiveness of the Company’s compliance with the applicable servicing criteria as of and for the twelve months ended December 31, 2006.  In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management believes that, as of and for the twelve months ended December 31, 2006, the Company has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management’s assessment of compliance with the applicable servicing criteria as of and for the twelve months ended December 31, 2006.

/s/ Robert Green
Robert Green
Chief Financial Officer

3/29/07
Date